NEC Corporation 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan Tel. +81-3-3454-1111

May 12, 2020

VIA EDGAR

Re:	NEC Corporation
Request for Withdrawal of Registration Statement on Form 20-F
Filed March 17, 2020
File No. 000-12713

Michael C. Foland, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Foland:

NEC Corporation (“NEC” or the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form 20-F (File No. 000-12713) (the “Initial Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2020, relating to the registration of NEC’s common stock under Section 12 of the U.S. Securities Exchange Act of 1934, as amended.

The Company is submitting this withdrawal request to avoid the automatic effectiveness of the Initial Registration Statement sixty (60) days after its initial filing. As the SEC staff (the “Staff”) has not completed its review of the Initial Registration Statement, the Company desires to prevent the Initial Registration Statement from becoming effective prior to completion of the Staff’s review. The Company intends to file a revised Registration Statement on Form 20-F as soon as practicable in order to address comments previously provided by the Staff.

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Securities and Exchange Commission	2	May 12, 2020

Should the Staff have any questions or comments with respect to the foregoing, please contact our legal counsel, Takahiro Saito of Simpson Thacher & Bartlett LLP, at tsaito@stblaw.com.

Sincerely,

/s/ Tetsuo Mukunoki

Tetsuo Mukunoki
General Manager, Legal Division, NEC Corporation

cc:	Securities and Exchange Commission
Larry Spirgel, Associate Director
Frank Knapp, Staff Accountant
Kathleen Collins, Accounting Branch Chief

Simpson, Thacher & Bartlett LLP
Takahiro Saito, Partner